

October 14, 2010

Mr. Jeffrey A. Mayer
Chief Executive Officer
MXenergy Holdings Inc.
595 Summer St., Suite 300
Stamford, CT 06901

> **Re:** **MXenergy Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **File No. 333-138425**

Dear Mr. Mayer:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief